Docebo Reports First Quarter 2025 Results

TORONTO, ONTARIO - May 9, 2025 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), a leading learning platform provider with a foundation in artificial intelligence (AI) and innovation, announced financial results for the three months ended March 31, 2025. All amounts are expressed in US dollars unless otherwise stated.

“We are pleased to report that our Q1 results exceeded guidance on both revenue and profitability,” said Alessio Artuffo, President and CEO. “Last month at Docebo Inspire in Orlando—our largest customer event to date—we showcased how our continued investment in AI is enhancing product capabilities and driving measurable efficiencies. As we move through the year ahead, we remain focused on executing against our strategic roadmap, deepening AI integrations into every part of our platform, and delivering consistent, long-term value for our shareholders.”

First Quarter 2025 Financial Highlights
•Subscription revenue of $54.2 million, an increase of 13% from the comparative period in the prior year, represented 95% of total revenue.
•Total revenue of $57.3 million, an increase of 11% from the comparative period in the prior year.
•Gross profit of $45.9 million, an increase of 11% from the comparative period in the prior year, represented 80.1% of revenue compared to 80.7% of revenue for the comparative period in the prior year.
•Net income of $1.5 million, or $0.05 per share, compared to net income of $5.2 million, or $0.17 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $8.5 million, or Adjusted Earnings per share of $0.28, compared to Adjusted Net Income of $7.3 million, or Adjusted Earnings per share of $0.24 for the comparative period in the prior year.
•As at March 31, 2025, ARR was $225.1 million, an increase of $23.9 million from $201.2 million as at the end of the first quarter of 2024.
•Adjusted EBITDA1 of $8.9 million, representing 15.6% of total revenue, compared to $7.5 million, representing 14.5% of total revenue, for the comparative period in the prior year.
•Cash flow from operating activities of $7.9 million, compared to $8.4 million for the comparative period in the prior year.
•Free Cash Flow1 of $9.0 million, representing 15.7% of total revenue for the three months ended March 31, 2025, compared to $9.2 million, representing 17.9% of total revenue, for the comparative period in the prior year.

First Quarter 2025 Customer Updates
•Notable new customer wins this quarter include a leading North American software platform provider that offers a cloud-based, end-to-end solution for trades businesses to manage operations, drive growth, and enhance customer experience. They selected Docebo to embed learning directly within their products to support customer onboarding, product training, operational efficiency, and certification, while reducing support tickets and administrative costs. The decision was driven by Docebo’s proven ability to deliver hyper-personalized learning across both Customer Experience (CX) and Employee Experience (EX) use cases, along with its strong track record of innovation and a robust technology roadmap.
•In collaboration with one of our largest systems integrator partners, NYU Langone Health, one of North America's premier academic medical centers, chose Docebo as their partner to implement a comprehensive initiative to create a robust talent advancement ecosystem that supports both EX and CX users.
•A major luxury hotel and resort company headquartered in North America with more than 150 properties operated by 50,000 people worldwide chose Docebo for an Employee Experience use case to support upskilling, reskilling, onboarding, compliance and leadership training. Leveraging Docebo’s mobile capabilities, they needed a robust platform that would enhance the delivery and learning experience for staffer training tailored specifically to each property. By being able to learn and expand their knowledge in the flow of work, their employees remain accessible to their guests and able to deliver the differentiated resort experience for which their properties are known.
•Stanley Black & Decker, a global leader in tools and outdoor products with 50,000 employees, has been a Docebo customer since Q4 2021. Their continued investment in their CX use case reflects confidence in our platform’s ability to support large, complex organizations with scalable, integrated learning. By prioritizing analytics, automation, and integration, they are driving sales efficiency and strengthening customer and partner relationships across North America and Europe.

•One of the world’s leading quick-service restaurant companies has further expanded its deployment of the Docebo platform. The company has extended usage across additional restaurant and franchise locations and enhanced its training programs through the adoption of Docebo’s advanced analytics suite. This expansion aims to improve overall restaurant performance and enable staff to be effectively cross-trained across multiple operational stations.
•Following the close of the quarter, Amazon Web Services, Inc. (“AWS”) notified Docebo of its intention not to renew its Order Form related to the Skills Builder customer academy, which is set to expire on December 31, 2025. AWS advised Docebo that this decision was not driven by competitive displacement or performance concerns. AWS and its affiliates will continue to leverage Docebo to support a variety of employee experience initiatives across multiple departments. AWS’ Skills Builder use case currently represents less than 2% of our reported ARR as at March 31, 2025.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ended June 30, 2025 as follows:

•Total revenue between $59.0 million and $59.2 million
•Adjusted EBITDA as a percentage of total revenue between 14.5% to 15.0%

Management expects subscription revenue to grow about one and a half percentage points higher than overall company revenue while professional services revenue to be down sequentially from Q1.

Docebo is revising financial guidance for the fiscal year ended December 31, 2025 as follows:

•Subscription revenue growth of 10.0% to 11.0%
•Total revenue growth between 9.0% to 10.0%
•Adjusted EBITDA as a percentage of total revenue of between 17.0% to 18.0%

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Leadership Update

The Company made the following executive leadership changes:

•On April 1, 2025, Kyle Lacy joined Docebo in the role of Chief Marketing Officer. Kyle is a seasoned marketing executive with nearly two decades of experience leading high-growth software companies through scaling, transformation, and acquisition.
•Effective April 8, 2025, the Board promoted Brandon Farber to the role of Chief Financial Officer. Mr. Farber had been serving in an interim capacity since March 1, 2025.
•On April 10, 2025, Greg Swift, Chief Revenue Officer, and the Company mutually agreed that he would move on from Docebo on July 31, 2025. A search for his successor is actively underway.
•On April 28, 2025, Fabio Pirovano, Chief Product Officer, and the Company mutually agreed that he would move on from Docebo later this year, in Q4. He is succeeded by Riccardo LaRosa, who joined Docebo on May 5, 2025 as Chief Technology Officer. Mr. LaRosa brings over 25 years of experience leading high-performing multinational technical teams and building impactful SaaS products for global enterprises. Mr. Pirovano will work closely with Mr. LaRosa to ensure a seamless transition.

Credit Facility

Docebo also announced today that, effective May 8, 2025, it has entered into a new revolving operating credit facility (the “Facility”) with National Bank of Canada (the “Lender”). The principal amount of the Facility totals US$50 million with an accordion feature that allows for the expansion of the Facility by up to an aggregate maximum principal amount of US$50 million. The accordion feature is available upon request by Docebo, subject to review and approval by the Lender. The Facility has a term of three years and bears interest at variable rates depending on certain financial ratios and metrics.

Renewal of NCIB

Docebo also announced today that the Toronto Stock Exchange has approved its notice of intention to renew its normal course issuer bid (“NCIB”) for its common shares (“Shares”). The renewed NCIB will be made in accordance with the requirements of the Toronto Stock Exchange.

Pursuant to the notice, Docebo is authorized to acquire up to a maximum of 1,481,659 Shares, or 5% of the Company’s 29,633,182 issued and outstanding Shares as of May 6, 2025, for cancellation over the next 12 months. Purchases will be made on the open market through the facilities of the Toronto Stock Exchange (the “TSX”), NASDAQ, and/or other alternative Canadian and U.S. trading systems and in accordance with applicable regulatory requirements at a price per Share equal to the market at the time of acquisition. The number of Shares that can be purchased pursuant to the NCIB is subject to a current daily maximum of 12,440 Shares (which is equal to 25% of 49,763 Shares, being the average daily trading volume during the six months ended April 30, 2025), in each case subject to Docebo’s ability to make one block purchase of Shares per calendar week that exceeds such limits.

Docebo may begin to purchase Shares on or about May 20, 2025 and the bid will terminate on May 19, 2026 or such earlier time as Docebo completes its purchases pursuant to the bid or provides notice of termination. Any Shares purchased under the NCIB will be cancelled upon their purchase. Docebo intends to fund the purchases out of its available cash.

In connection with the renewal of the NCIB, Docebo has also renewed its automatic securities purchase plan (the “Plan”) with its designated broker to facilitate the purchase of Shares under the NCIB at times when Docebo would ordinarily not be permitted to purchase Shares due to regulatory restrictions or self-imposed blackout periods. Under the Plan, before entering a self-imposed blackout period, Docebo may, but is not required to, ask the designated broker to make purchases under the NCIB within specified parameters. Outside of the pre-determined blackout periods, Shares may be purchased under the NCIB based on the discretion of Docebo’s management, in compliance with TSX rules and applicable securities laws. Docebo may elect to suspend or discontinue its NCIB in accordance with certain conditions set forth in the Plan. The Plan will be effective as of May 20, 2025.

Under its previous NCIB which commenced on May 20, 2024 and expires on May 19, 2025, Docebo was authorized to repurchase up to 1,764,037 Shares, representing approximately 10% of the Company’s public float. As of May 6, 2025, Docebo has repurchased and cancelled a total of 947,298 Shares at an average price of $33.26 (C$45.84) per Share for total cash consideration, including transaction costs, of $31.5 million. All repurchases under the NCIB within the past 12 months were conducted through the facilities of the Toronto Stock Exchange, other designated exchanges and/or Canadian alternative trading systems.

Docebo believes that the purchases are in the best interest of the Company and constitute a desirable use of its funds. The focus of the Company remains on making investments to promote the long-term growth and profitability of the business while creating immediate value for shareholders by executing the NCIB.

First Quarter 2025 Results

Selected Financial Measures

	Three months ended March 31,
	2025	2024	Change	Change
	$	$	$	%
Subscription Revenue (in thousands of US dollars)	54,183	47,890	6,293	13.1%
Professional Services (in thousands of US dollars)	3,113	3,513	(400)	(11.4)%
Total Revenue (in thousands of US dollars)	57,296	51,403	5,893	11.5%

Gross Profit (in thousands of US dollars)	45,901	41,477	4,424	10.7%
Percentage of Total Revenue	80.1%	80.7%

Net Income (in thousands of US dollars)	1,474	5,169	(3,695)	(71.5)%
Earnings per Share - Basic	0.05	0.17	(0.12)	(70.6)%
Earnings per Share - Diluted	0.05	0.17	(0.12)	(70.6)%

Cash Provided by Operating Activities (in thousands of US dollars)	7,945	8,426	(481)	(5.7)%

Key Performance Indicators and Non-IFRS Measures

	As at March 31,
	2025	2024	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	225.1	201.2	23.9	11.9%
Average Contract Value (in thousands of US dollars)	56.4	52.5	3.9	7.4%

	Three months ended March 31,
	2025	2024	Change	Change
	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	8,921	7,467	1,454	19.5%
Adjusted Net Income (in thousands of US dollars)	8,495	7,274	1,221	16.8%
Adjusted Earnings per Share - Basic	0.28	0.24	0.04	16.7%
Adjusted Earnings per Share - Diluted	0.27	0.23	0.04	17.4%
Working Capital (in thousands of US dollars)	14,299	27,354	(13,055)	(47.7)%
Free Cash Flow (in thousands of US dollars)	8,994	9,198	(204)	(2.2)%

Conference Call

Management will host a conference call on Friday, May 9, 2025 at 8:00 am ET to discuss these first quarter results. To access the conference call, please dial +1-646-960-0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q1 2025 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until May 16, 2025 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-609-800-9909 or +1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended June 30, 2025 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ending December 31, 2025 in respect of total revenue growth, and Adjusted EBITDA as a percentage of total revenue discussed under “Financial Outlook” in this press release; the impact of AI on our business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; expectations regarding continued AWS’ use of Docebo products and services after December 31, 2025; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; AWS’ ability to transition from our platform; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform and potential resulting reputational harm or liability; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 27, 2025 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ended June 30, 2025 in respect of total revenue, Adjusted EBITDA as a percentage of total revenue and subscription revenue and fiscal year ending December 31, 2025 in respect of total revenue, and Adjusted EBITDA as a percentage of total revenue is subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
•currency assumptions, in particular that the US dollar will remain strong against other major currencies;

•there will be continued macro-economic headwinds that will specifically affect our small and medium sized business and lower mid-market customers;
•there will be a seven-figure negative impact on our Annual Recurring Revenue base resulting from a large enterprise customer terminating its agreement with us following its acquisition of an organization that has an in-house LMS;
•our ability to win business from new customers and expand business from existing customers;
•the timing of new customer wins and expansion decisions by our existing customers;
•maintaining our customer retention levels, and specifically, that customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA as a percentage of revenue, our ability to contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the three months ended March 31, 2025 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo is redefining the way enterprises leverage technology to create and manage content, deliver training, and measure the business impact of their learning programs. With Docebo’s end-to-end learning platform, organizations worldwide are equipped to deliver scaled, personalized learning across all their audiences and use cases, driving growth and powering their business.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income and comprehensive income for the following periods:

	Three months ended March 31,
(In thousands of US dollars, except per share data)	2025	2024
	$	$
Revenue	57,296	51,403
Cost of revenue	11,395	9,926
Gross profit	45,901	41,477

Operating expenses
General and administrative	8,725	8,155
Sales and marketing	20,355	16,433
Research and development	13,403	10,412
Share-based compensation	789	1,932
Foreign exchange loss (gain)	123	(500)
Depreciation and amortization	798	818
	44,193	37,250
Operating income	1,708	4,227

Finance income, net	(648)	(545)
Other (income) loss	(1)	(1)
Income before income taxes	2,357	4,773

Income tax expense (recovery)	883	(396)

Net income	1,474	5,169

Other comprehensive loss
Item that may be reclassified subsequently to income:
Exchange loss on translation of foreign operations	8	897

Comprehensive income	1,466	4,272

Earnings per share - basic	0.05	0.17
Earnings per share - diluted	0.05	0.17
Weighted average number of common shares outstanding - basic	30,263,194	30,319,606
Weighted average number of common shares outstanding - diluted	30,927,215	31,044,036

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	March 31, 2025	December 31, 2024	Change	Change
	$	$	$	%
Cash and cash equivalents	91,874	92,540	(666)	(0.7)%
Total assets	197,673	190,713	6,960	3.6%
Total liabilities	145,240	132,952	12,288	9.2%
Total long-term liabilities	4,674	4,350	324	7.4%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”,

“Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at March 31, 2025 and 2024 were as follows:

	2025	2024	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	225.1	201.2	23.9	11.9%
Average Contract Value (in thousands of US dollars)	56.4	52.5	3.9	7.4%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2025	2024
	$	$
Net income	1,474	5,169
Finance income, net(1)	(648)	(545)
Depreciation and amortization(2)	798	818
Income tax expense (recovery)	883	(396)
Share-based compensation(3)	789	1,932
Other income(4)	(1)	(1)
Foreign exchange loss (gain)(5)	123	(500)
Acquisition related compensation(6)	1,057	990
Transaction related expenses(7)	371	—
Restructuring(8)	4,075	—
Adjusted EBITDA	8,921	7,467
Adjusted EBITDA as a percentage of total revenue	15.6%	14.5%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations, and contingent consideration as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other (income) expense, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities and due diligence costs incurred in connection with securing a credit facility that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce during the first quarter of 2025 that resulted in severance payments to employees.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2025	2024
	$	$
Net income for the period	1,474	5,169
Amortization of intangible assets	171	173
Share-based compensation	789	1,932
Acquisition related compensation	1,057	990
Transaction related expenses	371	—
Restructuring	4,075	—
Foreign exchange loss (gain)	123	(500)
Deferred income tax expense (recovery)	435	(490)
Adjusted net income	8,495	7,274

Weighted average number of common shares - basic	30,263,194	30,319,606
Weighted average number of common shares - diluted	30,927,215	31,044,036
Adjusted earnings per share - basic	0.28	0.24
Adjusted earnings per share - diluted	0.27	0.23

Working Capital

Working Capital as at March 31, 2025 and 2024 was $14.3 million and $27.4 million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at March 31, 2025 and 2024:

	2025	2024
	$	$
Current assets	161,766	140,906
Less: Current portion of net investment in finance lease	(24)	(81)
Less: Current portion of contract costs	(7,929)	(6,893)
Current assets, net of net investment in finance lease and contract costs	153,813	133,932

Current liabilities	140,566	108,385
Less: Current portion of lease obligations	(1,052)	(1,807)
Current liabilities, net of lease obligations	139,514	106,578
Working capital	14,299	27,354

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended March 31,
(In thousands of US dollars)	2025	2024
	$	$
Cash flow from operating activities	7,945	8,426
Purchases of property and equipment	(298)	(203)
Acquisition related compensation paid	736	669
Transaction related expenses paid	73	306
Restructuring costs paid	538	—
Free cash flow	8,994	9,198
Free cash flow as a percentage of total revenue	15.7%	17.9%